UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                  Information to be Included in Statements
               Filed Pursuant to 240.13d-1(b), (c) and (d) and
               Amendments Thereto Filed Pursuant to 240.13d-2


                          Citadel Technology, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 172 889 107
                               (CUSIP Number)

                               January 6, 1998
                            (Date of Event Which
                     Requires Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                  [ ] Rule 13d-1(b)

                                  [X] Rule 13d-1(c)

                                  [ ] Rule 13d-1(d)


              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




         CUSIP NO. 172 889 107              13G            Page 2 of 6 Pages

         1)   Names of Reporting Persons/I.R.S. Identification Nos. of
              Above Persons

              Global Capital Management, Inc./FEIN 41-1625323

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  [  ]
              (b)  [  ]

         3)   SEC Use Only

         4)   Citizenship or Place of Organization

              Delaware

         Number of Shares Beneficially Owned by Each Reporting Person With:

              5)   Sole Voting Power

                   1,622,194 on January 6, 1998 (See Item 4(a))
                   1,083,297 on the date hereof (See Item 4(a))

              6)   Shared Voting Power

                   0

              7)   Sole Dispositive Power

                   1,622,194 on January 6, 1998 (See Item 4(a))
                   1,083,297 on the date hereof (See Item 4(a))

              8)   Shared Dispositive Power
                   0

         9)   Aggregate Amount Beneficially Owned by Each Reporting Person

              1,622,194 on January 6, 1998 (See Item 4(a))
              1,083,297 on the date hereof (See Item 4(a))

         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

              [  ]

         11)  Percent of Class Represented by Amount in Row (9)

              7.9% on January 6, 1998 (See Item 4(a))
              5.4% on the date hereof (See Item 4(a))

         12)  Type of Reporting Person (See Instructions)

              CO





                                                          Page 3 of 6 Pages

                                    SCHEDULE 13G


         ITEM 1.   (a)  Name of Issuer:

                        Citadel Technology, Inc. (the "Issuer")

                   (b)  Address of Issuer's Principal Executive Offices:

                        3811 Turtle Creek Boulevard
                        Suite 600
                        Dallas, Texas 75219

         ITEM 2.   (a)  Name of Person Filing:

                        Global Capital Management, Inc. ("Global")

                   (b)  Address of Principal Business Office:

                        602 Carlson Parkway
                        Suite 200
                        Minnetonka, Minnesota 55305

                   (c)  Citizenship:

                        Delaware

                   (d)  Title of Class of Securities:

                        Common Stock

                   (e)  CUSIP Number:

                        172 889 107

         ITEM 3. If this statement is filed pursuant to Rule 13d-1(c), check this box:

                   [X]





                                                          Page 4 of 6 Pages

         ITEM 4.   Ownership

                   (a)  Amount Beneficially Owned:

                        1,622,194 on January 6, 1998
                        1,083,297 on the date hereof

                        Global disclaims beneficial ownership of all shares of the Issuer's Common Stock underlying shares of the Issuer's Series C Cumulative Convertible Preferred Stock (the Series C "Stock") and all dividend shares to be granted upon conversion of the Series C Stock held by Global. As long as the price of the Issuer's Common Stock is less than $1.50 per share, the Issuer has the right to redeem all or any portion of the Series C Stock at any time upon conversion or otherwise for cash. The stock price was less than $1.50 on January 6, 1998 and has remained below $1.50 at all times since that date. Global s right to acquire Common Stock by converting shares of the Series C Stock is therefore subject to a substantial condition beyond its control. Giving effect to this disclaimer, Global was the beneficial owner of .3% of the Issuer s Common Stock both on January 6, 1998 and the date hereof.

                   (b)  Percent of Class:

                        7.9% on January 6, 1998 (See Item 4(a))
                        5.4% on the date hereof (See Item 4(a))

                   (c)  Number of shares as to which such person has:

                        (i)  Sole power to vote or to direct the vote

                             1,622,194 on January 6, 1998 (See Item 4(a))
                             1,083,297 on the date hereof (See Item 4(a))

                        (ii) Shared power to vote or to direct the vote

                             0

                       (iii) Sole power to dispose or to direct the
                             disposition of

                             1,622,194 on January 6, 1998 (See Item 4(a))
                             1,083,297 on the date hereof (See Item 4(a)))

                        (iv) Shared power to dispose or to direct the
                             disposition of






                                                          Page 5 of 6 Pages

         ITEM 5.   Ownership of Five Percent or Less of a Class

                   Not Applicable

         ITEM 6.   Ownership of More Than Five Percent on Behalf of
                   Another Person

                   The securities are held by a private investment company, Lakeshore International, Ltd., a Bermuda limited liability company (the "Investor"), of which the reporting person is the investment manager. The Investor has the right to receive any dividends from, and the proceeds from the sale of, the securities that it holds.

         ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                   Not Applicable

         ITEM 8.   Identification and Classification of Members of the
                   Group

                   Not Applicable

         ITEM 9.   Notice of Dissolution of Group

                   Not Applicable

         ITEM 10.  Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                                      SIGNATURE

              After reasonable inquiry and to the best of  my knowledge and
         belief,  I  certify  that   the  information  set  forth  in  this
         statement is true, complete and correct.


         Date: May 4, 1998             GLOBAL CAPITAL MANAGEMENT, INC.


                                       By:   /s/ John D. Brandenborg
                                             -------------------------
                                       Name:  John D. Brandenborg
                                       Title: Vice President